

Mr. Craig Burton
President
Datone, Inc.
7325 Oswego Road
Liverpool, New York 13090

August 14, 2009

Re: **Datone, Inc.**
             Item 4.01 Form 8-K
             Filed August 10, 2009, as amended August 12, 2009
             File No. 0-53075

Dear Mr. Burton:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant